UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   CAMPBELL, EDWARD P.

   28601 CLEMENS ROAD
   WESTLAKE, OH  44145
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   NORDSON CORPORATION - NDSN

3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   DECEMBER 31, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
    PRESIDENT & CHIEF EXECUTIVE  OFFICER
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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COMMON STOCK               |12/17/|G   |V|315               |D  |-0-        |                   |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |12/29/|M   | |4.700             |A  |$19.50     |                   |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |12/29/|F   | |2,025             |D  |$45.25     |9,840  (1)         |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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(1)  Inclues 1,581 shares t|      |    | |                  |   |           |                   |      |                           |
hru the Co. ESOP Plan as of|      |    | |                  |   |           |                   |      |                           |
 12/31/96.                 |      |    | |                  |   |           |                   |      |                           |
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       Inclues 895 shares t|      |    | |                  |   |           |                   |      |                           |
hru the Co. Supp. ESOP Plan|      |    | |                  |   |           |                   |      |                           |
 as of 9/30/97.            |      |    | |                  |   |           |                   |      |                           |
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       Includes 528 shares |      |    | |                  |   |           |                   |      |                           |
thru the Co. 401(k) Plan as|      |    | |                  |   |           |                   |      |                           |
 of 9/30/97.               |      |    | |                  |   |           |                   |      |                           |
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       Includes 404 shares |      |    | |                  |   |           |                   |      |                           |
thru the Co. DRP Plan as of|      |    | |                  |   |           |                   |      |                           |
 12/31/97.                 |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Employee Stock Option |$19.50  |12/29|M   | |4,700      |D  |5/1/8|5/1/9|COMMON STOCK|4,700  |       |-0-         |D  |            |
(Right to Buy)        |        |/97  |    | |           |   |9    |8    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
SIGNATURE OF REPORTING PERSON
N. D. PELLECCHIA, ATTORNEY-IN-FACT
DATE
JANUARY 8, 1998